Ontrak, Inc.
333 S. E. 2nd Avenue, Suite 2000
Miami, FL 33131
(310) 444-4300

October 25, 2024

VIA EDGAR
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Nicholas O’Leary

    Re:    Ontrak, Inc.
        Registration Statement on Form S-1
        Filed October 18, 2024
        File No. 333-282722

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Ontrak, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above (the “Registration Statement”) be accelerated so that it will become effective at 9:00 a.m., Eastern Time, on October 29, 2024, or as soon thereafter as possible.

Please notify John Tishler of Sheppard Mullin Richter & Hampton LLP, counsel to the Company, at 858-720-8943 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request and/or contact him with any questions.

                             Regards,

ONTRAK, INC.

By:	/s/ James J. Park
Name:	James J. Park
Title:	Chief Financial Officer